Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

March 30, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re: Response to Questions from SEC Call on March 25, 2005

Ladies and Gentlemen:

We are writing in response to your questions arising from the March 25, 2005 call between the Staff and Charter Communications, Inc. ("Charter," "we" or the "Company"). We have considered the Staff's questions relating to our registration statements on Form S-1 (file nos. 333-121136 and 333-121561) and have set forth below our responses to each of the questions.

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  Question #2 - Regarding the earnings per share treatment, we note that paragraph 25 of SFAS 150 applies only to mandatorily redeemable shares or "...forward contracts that require physically settlement by repurchase of a fixed number of the issuer's equity shares of common stock in exchange for cash..." We also note that while the Company's share lending arrangement generally requires physical settlement, there is no exchange of cash at settlement. Further, we note that there is a circumstance, while presumably relatively unlikely to occur, that allows the contract to be cash, rather than physically, settled. It appears that cash settlement can occur if there is a default by Citigroup Global Markets Ltd on the share lending arrangement and there is a legal obstacle to share acquisition or delivery that cannot be cured within five business days. Please advice why it has been concluded that paragraph 25 of SFAS 150 applies to the share lending arrangement despite the fact that the share lending arrangement does not appear to meet the criteria of paragraph 25 of SFAS 150 because 1) there appears to be no exchange of cash for shares at settlement, and 2) there is a settlement alternative that permits cash settlement of the arrangement.

  Based on our call with the Staff on March 25, 2005, the Staff has requested that we provide alternative accounting considerations to our conclusion reached in our March 10, 2005 response to Question #2 of the Staff's February 28, 2005 letter. Specifically the Staff has requested that we consider paragraph 10 of SFAS 128.

  As previously communicated in our response to Question #2, the Company believes it is appropriate to consider the Stock Borrow Facility as an "implied" forward purchase contract as a forward purchase instrument most closely represents the terms of the Stock Borrow Facility arrangement. Paragraph 11 of FAS 150 defines a forward purchase contract as a "financial instrument... that... (a) embodies an obligation to repurchase the issuers equity shares...and (b) requires or may require the issuer to settle the obligation by transferring assets...." As such, the Company believes it is appropriate to analogize to the guidance in SFAS 150 for the accounting of the Stock Borrow Facility for EPS purposes, which results in the exclusion of the shares issued as part of the Stock Borrow Facility in calculating EPS. The Company also considered that if EPS reflected these shares as outstanding and did not reflect the required return of the shares, the Company would have improved net loss per share (anti-dilutive) due to the net losses incurred and expected to be incurred by the Company in the foreseeable future.

  As an alternative accounting consideration, the Company also could analogize the accounting of the Stock Borrow Facility to SFAS 128. Paragraph 10 of SFAS 128 states that contingently issuable shares should be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. Paragraph 10 of SFAS 128 also states that outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares. Footnote 5 of SFAS 128 further provides guidance that contingently issuable shares includes those that (a) will be issued in the future upon the satisfaction of specified conditions, (b) have been placed in escrow and all or part must be returned if specified conditions are met, or (c) have been issued but the holder must return all or part of specified conditions are met.

  As the shares under the Stock Borrow Facility are required to be returned to the Company at the end of a 5-year period, the Company could consider the return of the shares as "reverse" contingently issuable shares under SFAS 128. When considering the guidance of SFAS 128, the Company would consider the initial issuance of the shares under the Stock Borrow Facility as outstanding for basic and diluted EPS purposes. Then, and consequently, the shares to be returned at the end of the 5-year period would be considered "reverse" contingently issuable and treated in basic and diluted EPS as if they are already returned and retired. As a result, the net treatment of the share issuance and the return of the shares under the guidance of paragraph 10 of SFAS 128 would result in no impact to basic and diluted EPS.

  Based on our conversation with the Staff and consideration of alternative accounting treatments above, the Company recognizes that there is no specific accounting literature that provides direct guidance on how to account for the shares issued and returned under the Stock Borrow Facility for EPS purposes. As noted above, one could analogize under either the guidance in SFAS 150 or SFAS 128 for the accounting of the Stock Borrow Facility for EPS purposes, and under both analogies, there would be no impact on loss per share on a basic or diluted basis.

  Question #6 Please advise the staff why the provisions of the convertible notes that provide for penalties to be paid to the convertible noteholders if the registration statement on the shares underlying the share lending agreement is not effective by April 1 is not a derivative embedded in the notes that should be bifurcated under SFAS 133.

  Based on our conference call with the Staff on March 25, 2005, the Staff has requested that we provide further information on our considerations of the liquidated damages provisions and the bifurcation criteria under SFAS 133. To help facilitate the response to this request, we wanted to summarize some background information regarding the liquidated damages as follows:

  The indentures of the Notes provide for two streams of liquidated damages if the Company fails to have the Notes and Stock Borrow Facility Registration Statements declared effective:

      Notes Registration Liquidated Damages - If the Registration Statement related to the 5.875% Convertible Senior Notes (the Notes) is not declared effective by April 21, 2005, the Company is required to pay in cash liquidated damages at a rate of .25% per annum of the accreted principal amount of the Notes for the first 90 days following such "registration default" (as defined in the related Registration Statement) and .50% per annum after the first 90 days (herein referred to as the "Notes Liquidated Damages").

  The Company considered the Notes Liquidated Damages in the context of an embedded derivative. Due to the ordinary nature of the Notes Liquidated Damages, the Company believes they are clearly and closely related to the debt host and are not required to be bifurcated.

      Stock Borrow Registration Liquidated Damages - If the Registration Statement related to the Stock Borrow Facility is not declared effective by April 1, 2005, the Company is required to pay either cash or in kind liquidated damages, as follows: Cash liquidated damages can be paid at a rate of .25% per month of the accreted principal amount of the Notes for the first 60 days following such "effectiveness default" (as defined in the related Registration Statement) and .50% per month after the first 60 days. In lieu of paying such liquidated damages in cash, the Company may elect to add the liquidated damages to the principal amount of the notes at a rate of .375% per month for the first 60 days and .750% after the first 60 days (herein referred to as the "Stock Borrow Liquidated Damages").

  The Notes Liquidated Damages for the first 90 days and after 90 days of registration default are approximately $0.2 million per month and $0.4 million per month, respectively. The Stock Borrow Liquidated Damages, if paid in cash, for the first 60 days and after 60 days of effectiveness default are approximately $2 million per month and $4 million per month, respectively. Liquidated damages would accrue from and including the day following the registration default but excluding the earlier of (1) the registration becoming effective or (2) two years from the issuance of the Notes or November 14, 2006.

  As provided in our March 10, 2005 response to Question #6 of the Staff's February 28, 2005 letter, the Company believes the Stock Borrow Liquidated Damages are an embedded feature that represents an adjustment to the net interest payments to the Noteholders. The Company has reached this conclusion as the Stock Borrow Liquidated Damages are only payable to the Noteholders and are calculated based on the accreted principal amount of the Notes. In addition, the Company would like to further clarify with the Staff that the commitment to establish a registered stock borrow facility was a condition of the Notes offering. Although the sale of the borrowed shares to the ultimate buyers is a separate sale, the commitment to the note buyers to undertake the registered offering of the borrowed shares was not a separately negotiated commitment. We refer the Staff to our Offering Memorandum that was provided to the Staff as Annex A to the Company's March 28, 2005 response letter to the Staff. The Company references the Offering Memorandum on page 65, which states "To make the purchase of the Notes more attractive to prospective investors, we have entered into a share lending agreement...." The Stock Borrow Facility was entered into to facilitate the Noteholder's ability to improve or enhance their yield on the Notes. The Note Indenture further provides the Noteholders rights to receive Stock Borrow Liquidated Damages.

  We also would like to clarify with the Staff that we have filed separate Registration Statements for the Notes and the Stock Borrow Facility in part because of practical difficulties of combining within one registration statement a fixed price single-transaction primary offering by the issuer with a two year resale shelf by the selling holders, and in part because of the disparate timing requirements imposed on us for those transactions by the transaction documents themselves. As a result and as previously communicated, the Company continues to believe the Stock Borrow Liquidated Damages embedded feature is clearly and closely related to the debt host, and, therefore, does not require bifurcation from the debt host (the Notes).

  If, however, the Company considered the Stock Borrow Liquidated Damages as an embedded feature that was not clearly and closely related to the debt host (the Notes), the Company determined that the value of the Stock Borrow Liquidated Damages embedded feature would have been approximately $0.2 million at the date of the issuance of the Notes (November 16, 2004). This amount was calculated based on the potential liquidated damages and the low probability, at the date of Note issuance, of the Company incurring the liquidated damages. As a result, the Company concludes overall that the Stock Borrow Liquidated Damages embedded feature would not be material to the Company's financial statements. The Company understands that if the Staff believes the Stock Borrow Liquidated Damages embedded feature requires bifurcation, the Company would be required to monitor the value of the embedded derivative and record such derivative separately in the event the value of the embedded derivative becomes material to the Company's financial statements.

  Based on our conference call with the Staff on March 25, 2005, the Staff has requested that we provide further information regarding the Company's consideration of EITF 00-19 as it relates to the Notes Liquidated Damages. The Staff specifically asked whether the Company considered the Notes Liquidated Damages a penalty payment in the event that the related Registration Statement is not declared effective. We refer the Staff to the response to Item #2 above for background information on and defined terms for the Company's two liquidated damages provisions.

  To clarify for the Staff, the Company considered the Notes Liquidated Damages in conjunction with its original EITF 00-19 assessment. The Company recognizes that a registration default (as defined in the related Notes Registration Statement) does not, at any time, provide for or accelerate payment of the $862.5 million principal amount of the Notes. The Company also considered the materiality of the Notes Liquidated Damages (as outlined in our response to #2 above) and the nature of the Notes Liquidated Damages. The Company concluded that the Notes Liquidated Damages are not of the magnitude to be considered a penalty payment and are representative of ordinary course liquidated damages in the event that the related Registration Statement is not declared effective. In addition, the Company, under its Note Indenture, may deliver unregistered shares in the event a Noteholder converts its Notes prior to registration of the Notes (a Noteholder can convert its Notes at anytime). The Company is not obligated to pay liquidated damages, other than those described in Item #2 above, in the event unregistered shares are provided.

  Based on the Staff's request, the Company has re-considered the EITF 00-19 criteria as outlined above, and the Company continues to believe the Notes Liquidated Damages do not represent a penalty payment and therefore, do not change the Company's original EITF 00-19 considerations and conclusions.

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To facilitate your review of our responses to your questions or address any additional comments the Staff may have, if necessary, we would suggest a conference call to discuss.

Sincerely,

By: /s/ Paul E. Martin

Paul E. Martin
Interim Co-Chief Financial Officer, Senior Vice
President, and Corporate Controller of Charter Communications, Inc.

cc:

Securities and Exchange Commission:

Mr. Larry Spirgel, Division of Corporation Finance
Mr. Ted Yu, Division of Corporation Finance
Mr. Carlos Pacho, Division of Corporation Finance
Ms. Kathleen Kerrigan, Division of Corporation Finance
 Charter Communications, Inc.:
Mr. Robert P. May, Interim President and Chief Executive Officer
Mr. Derek Chang, Interim Co-Chief Financial Officer, Executive Vice President of Finance and Strategy
Mr. Curt Shaw, Executive Vice President, General Counsel and Secretary
Mr. David Merritt, Audit Committee Chair
 KPMG LLP:
Mr. Rick Andrews
Irell & Manella:
Mr. Al Segel
Mr. Kevin Finch